Third Quarter 2015 Earnings Release

BMO Financial Group Reports Net Income of $1.2 Billion for the Third Quarter of 2015

Financial Results Highlights:

Third Quarter 2015 Compared with Third Quarter 2014:

•	Net income of $1,192 million, up 6%; adjusted net income[1] of $1,230 million, up 6%

•	EPS[2] of $1.80, up 8%; adjusted EPS[1,2] of $1.86, up 8%

•	ROE of 13.6%, compared with 14.4%; adjusted ROE[1] of 14.0%, compared with 14.9%

•	Provisions for credit losses of $160 million, compared with $130 million

•	Basel III Common Equity Tier 1 Ratio of 10.4%

Year-to-Date 2015 Compared with Year-to-Date 2014:

•	Net income of $3,191 million, down 2%; adjusted net income[1] of $3,417 million, up 2%

•	EPS[2] of $4.75, down 2%; adjusted EPS[1,2] of $5.10, up 3%

•	ROE of 12.3%, compared with 14.3%; adjusted ROE[1] of 13.2%, compared with 14.7%

•	Provisions for credit losses of $484 million, compared with $391 million

Toronto, August 25, 2015 – For the third quarter ended July 31, 2015, BMO Financial Group reported net income of $1,192 million or $1.80 per share on a reported basis and net income of $1,230 million or $1.86 per share on an adjusted basis.

“BMO delivered very good results in the third quarter, with adjusted net income of $1.2 billion, up 6% from good results a year ago and up 7% from the second quarter,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“These results were driven by good operating group performance, particularly in our combined Personal and Commercial Banking business which posted adjusted earnings of $792 million, up 13% from last year, and in Wealth Management where adjusted net income was up 10%. Credit provisions continued to be stable.

“Our performance reflects the benefit of BMO’s diversified business mix and confirms that the investments we have made are generating growth while ensuring that we keep pace with a new generation of banking customers,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a fourth quarter 2015 dividend of $0.82 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.28 per common share.

Our complete Third Quarter 2015 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended July 31, 2015, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Total Bank Overview

Net income was $1,192 million for the third quarter of 2015, up $66 million or 6% from the prior year.

Adjusted net income was $1,230 million, up $68 million or 6% from the prior year with good income growth in the P&C businesses and higher results in Wealth Management. BMO Capital Markets income declined compared to the strong performance of a year ago. Adjusted EPS was up 8% year-over-year. Return on equity was 13.6% and adjusted return on equity was 14.0%. The Basel III Common Equity Tier 1 Ratio remains strong at 10.4%. Book value per share increased 19% from the prior year to $55.36 per share.

Operating Segment Overview

Canadian P&C

Net income was $556 million, up $31 million or 6% from a year ago. Adjusted net income of $557 million increased $31 million or 6% from the prior year driven by higher revenue and good credit performance, partially offset by higher expenses. Revenue was up $60 million or 4% from the prior year due to higher balances across most products and increased non-interest revenue. Expenses increased $37 million or 5% reflecting continued investment in the business. Year-over-year loan growth was 3% and deposit growth was 6%.

In our personal banking business, year-over-year loan and deposit growth was 2% and 5%, respectively. During the quarter, we launched our new BMO CashBack World Elite MasterCard and BMO AIR MILES World Elite MasterCard products, diversifying our premium product offerings to provide customers with a wider range of rewards. Our Spring Home Financing Campaign and Summer Campaign have attracted new customers to BMO, with 5% more new customers than last year. We further enhanced our Canadian mobile banking application for iPhone with Touch ID, allowing mobile banking features to be securely accessed with the touch of a button, becoming the first major Canadian financial institution to offer this technology to their customers.

In our commercial banking business, year-over-year loan and deposit growth was 7% and 8%, respectively. We continue to develop products and services to better meet our customers’ needs. During the quarter, we launched the BMO Biz Basic TM Plan, to help small business owners easily manage their daily banking in a simple and cost-effective manner. We also expanded our payment product offers by enabling Interac® e-Transfers for our business banking clients. We remain second in Canadian business banking loan market share for small and medium-sized loans.

U.S. P&C

Net income of $222 million increased $61 million or 38% from the prior year. Adjusted net income of $235 million increased $61 million or 36%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $175 million increased $25 million or 17% from a year ago. Adjusted net income of $186 million increased $24 million or 15%, reflecting stable revenue, good expense management and lower credit losses.

Revenue of $727 million was consistent with the prior year as higher loan and deposit volume, mortgage banking revenue and commercial lending fees were offset by lower net interest margin. Adjusted non-interest expense of $464 million increased $8 million or 2% primarily due to higher employee-related costs, and remains well controlled.

Year-over-year loan growth was $2.5 billion or 4%, led by good growth in core commercial and industrial (C&I) loans of $3.9 billion or 14%.

During the quarter, BMO Harris Bank was awarded the Corporate Citizen of the Year award by The Executives’ Club of Chicago. This award recognizes our track record on employee diversity and inclusion programs, our Clear Blue Skies environmental strategy, and the work we have done to build community partnerships to contribute to the growth and vitality of communities where we do business.

BMO Harris Bank also enhanced its mobile banking application with the addition of Touch ID and Passcode, simplifying the user experience for our mobile banking customers.

Wealth Management

Net income was $210 million, up $21 million or 11% from a year ago. Adjusted net income of $233 million increased $22 million or 10%. Adjusted net income in traditional wealth was $177 million, up $14 million or 8%, due to good growth in client assets. Adjusted net income in insurance was $56 million, up $8 million or 16% from a year ago primarily due to the impact of unfavourable movements in long-term interest rates in the prior year.

Assets under management and administration grew by $103 billion or 13% from a year ago to $879 billion, driven by favourable foreign exchange movements and market appreciation.

This past quarter, BMO Wealth Management was named Best Wealth Management Bank Canada 2015 by International Finance Magazine (IFM). The IFM Awards celebrate excellence in the international finance industry, and in selecting BMO Wealth Management the IFM noted our compelling offer and high standards of innovation and performance.

BMO Global Asset Management was named one of the Top 100 Money Managers by Pensions & Investments for the fifth consecutive year. We were ranked 50th based on worldwide assets under management (as of December 31, 2014) – up from 75th last year.

During the quarter, we entered into an agreement to sell BMO’s Milwaukee-based U.S. retirement services business. Subject to the satisfaction of all regulatory and other conditions, the transaction is expected to close during the fourth quarter of 2015.

BMO Capital Markets

Net income of $273 million decreased $32 million or 11% from strong results a year ago, primarily due to higher expenses and higher provisions for credit losses. Excluding the impact of the stronger U.S. dollar, non-interest expense decreased $7 million or 1% primarily due to lower employee-related expenses.

During the quarter, BMO Capital Markets was named a 2015 Greenwich Share Leader in Canadian Equity Trading Share and in Canadian Equity Research/Advisory Vote Share, as well as a 2015 Greenwich Quality Leader in Canadian Equity Sales and Corporate

BMO Financial Group Third Quarter Earnings Release 2015 1

Access Quality. We were also recognized by Trade Finance Magazine as the Best Supply Chain Finance Bank in North America for the second consecutive year.

BMO Capital Markets participated in 352 new global issues in the quarter, comprised of 156 corporate debt deals, 138 government debt deals and 58 equity transactions, raising $918 billion.

During the quarter, we entered into an agreement to sell BMO Capital Markets GKST Inc., our municipal bond sales, trading and origination business. Subject to the satisfaction of all regulatory and other conditions, the transaction is expected to close during the fourth quarter of 2015.

Corporate Services

Corporate Services adjusted net loss for the third quarter of 2015 was $69 million, compared with an adjusted net loss of $54 million a year ago.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 10.4% at July 31, 2015. The CET1 Ratio increased by approximately 20 basis points from 10.2% at the end of the second quarter due to an increase in CET1 Capital, partially offset by higher risk-weighted assets.

Provision for Credit Losses

The total provision for credit losses (PCL) was $160 million, an increase of $30 million from the prior year primarily due to lower loan recoveries in Corporate Services and higher provisions in BMO Capital Markets, partially offset by lower provisions in the P&C businesses. PCL was consistent with the prior quarter.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

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Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q3-2015	Q2-2015	Q3-2014	YTD-2015	YTD-2014

Reported Results
Revenue (1)	4,826	4,526	4,735	14,407	13,583
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	(218)	(24)	(520)	(989)	(1,205)
Revenue, net of CCPB	4,608	4,502	4,215	13,418	12,378
Provision for credit losses	(160)	(161)	(130)	(484)	(391)
Non-interest expense	(2,971)	(3,112)	(2,756)	(9,089)	(8,034)
Income before income taxes	1,477	1,229	1,329	3,845	3,953
Provision for income taxes	(285)	(230)	(203)	(654)	(690)
Net Income	1,192	999	1,126	3,191	3,263
EPS ($)	1.80	1.49	1.67	4.75	4.85

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (2)	(40)	(40)	(39)	(120)	(98)
Acquisition integration costs (3)	(9)	(11)	(9)	(33)	(9)
Restructuring costs (4)	-	(149)	-	(149)	-
Adjusting items included in reported pre-tax income	(49)	(200)	(48)	(302)	(107)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (2)	(32)	(31)	(29)	(94)	(72)
Acquisition integration costs (3)	(6)	(10)	(7)	(26)	(7)
Restructuring costs (4)	-	(106)	-	(106)	-
Adjusting items included in reported net income after tax	(38)	(147)	(36)	(226)	(79)
Impact on EPS ($)	(0.06)	(0.22)	(0.06)	(0.35)	(0.12)

Adjusted Results
Revenue (1)	4,826	4,526	4,735	14,407	13,583
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	(218)	(24)	(520)	(989)	(1,205)
Revenue, net of CCPB	4,608	4,502	4,215	13,418	12,378
Provision for credit losses	(160)	(161)	(130)	(484)	(391)
Non-interest expense	(2,922)	(2,912)	(2,708)	(8,787)	(7,927)
Income before income taxes	1,526	1,429	1,377	4,147	4,060
Provision for income taxes	(296)	(283)	(215)	(730)	(718)
Net income	1,230	1,146	1,162	3,417	3,342
EPS ($)	1.86	1.71	1.73	5.10	4.97

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)   Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

(2)   These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 15,16,17,19 and 21 of our Third Quarter 2015 Report to Shareholders.

(3)   Acquisition integration costs related to F&C are charged to Wealth Management and are recorded in non-interest expense.

(4)   Primarily due to restructuring to drive operational efficiencies. Also includes the settlement of a legacy legal matter from an acquired entity.

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Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 77 to 105 of BMO’s 2014 Annual MD&A, which outlines in detail certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of our Third Quarter 2015 Report to Shareholders.

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INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2014 annual MD&A and audited annual consolidated financial statements, our Third Quarter 2015 Earnings Release and Report to Shareholders, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 25, 2015, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, November 30, 2015, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6766952.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Lisa Hofstatter, Managing Director, Investor Relations, lisa.hofstatter@bmo.com, 416-867-7019

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

May 2015: $78.10

June 2015: $75.47

July 2015: $72.43

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2014 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2014 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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Annual Meeting 2016 The next Annual Meeting of Shareholders will be held on Tuesday, April 5, 2016, in Toronto, Ontario.

BMO Financial Group Third Quarter Earnings Release 2015 5